Pranos Inc.

FINANCIAL STATEMENTS December 31, 2020 & 2019

Year to Date

Prepared by: Christopher Diana, CPA
License #: CPAL.0017232
Date: 7/16/2021
Address: 30 Northfield Road
Fairfield, CT 06824
chris.diana.cd@gmail.com
914 393 2763

Pranos Inc.
FINANCIAL STATEMENTS
December 31, 2020 & 2019

CONTENTS

Accountants Report

I have compiled the accompanying statement of financial condition of Pranos Inc. as of December 31, 2020 & 2019, and the related statement of revenues and expenses for the year then ended. I have not audited or reviewed the accompanying financial statement and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

The individuals are responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statement.

My responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist the individuals in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statement.

Prepared by: Christopher Diana, CPA
License #: CPAL.0017232
Date: 7/16/2021
Address: 30 Northfield Road
Fairfield, CT 06824
chris.diana.cd@gmail.com
914 393 2763

Pranos Inc.

BALANCE SHEET

December 31, 2020 & 2019

	As of December 31, 2020	As of December 31, 2019
ASSETS		
CURRENT ASSETS		
Cash and Money Market Account	$60	$0
Accounts Receivable	-	-
TOTAL CURRENT ASSETS	60	-
OTHER ASSETS		
Investments	-	-
Loan Receivable	-	-
Fixed Assets	-	-
Note Receivable	-	-
TOTAL OTHER ASSETS	-	-
TOTAL ASSETS	$60	$0
LIABILITIES & MEMBERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	$0	$0
TOTAL CURRENT LIABILITIES	-	-
LONG-TERM LIABILITIES		
Notes Payable	-	-
Loan Payable	-	-
TOTAL LIABILITIES	-	-
MEMBERS' EQUITY		
Retained Deficit	(39,849)	(1,739)
Net Income	(18,380)	(38,110)
Contributed Capital	53,632	35,192
TOTAL MEMBERS' EQUITY	(4,597)	(4,657)
TOTAL LIABILITIES & MEMBERS' EQUITY		0
		$0.00

Pranos Inc.
STATEMENT OF OPERATIONS
As of December 31, 2020 & 2019

	December 31, 2020 YTD	December 31, 2019 YTD
REVENUE	2,322	-
TOTAL REVENUE	2,322	0
EXPENSES		
Travel & Entertainment	8,058	19,065
Office Supplies	5,141	13,777
Legal & Professional Expenses	4,230	699
Advertising & Marketing	1,025	983
Utilities	995	2,108
Insurance	872	1,047
Software & Licenses	364	262
Bank Fees	18	170
TOTAL OPERATING EXPENSES	20,702	38,110
OPERATING LOSS	**(18,380)**	**(38,110)**
Non-Operating Income (Expense):		
Interest Income	-	-
Interest Expenses	-	-
TOTAL NET NON-OPERATING EXPENSE	-	-
LOSS BEFORE TAXES	(18,380)	(38,110)
Provision for Income Taxes	-	-
NET LOSS	**($18,380)**	**($38,110)**

Pranos Inc.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

As of December 31, 2020 & 2019

	As of December 31, 2020	As of December 31, 2019
MEMBERS' EQUITY		
CONTRIBUTED CAPITAL		
At Beginning of Period	$35,192	$1,739
Add:		
Additional Contributed (Returned) Capital	18,440	33,453
CONTRIBUTED CAPITAL AT END OF PERIOD	$53,632	$35,192
RETAINED EARNINGS		
At Beginning of Period	($39,849)	($1,739)
Add (Deduct):		
Net Income (Loss)	(18,380)	(38,110)
NET INCREASE (DECREASE)	(18,380)	(38,110)
RETAINED EARNINGS AT END OF PERIOD	($58,230)	($39,849)
TOTAL MEMBERS' EQUITY AT END OF PERIOD	($4,597)	($4,657)

Pranos Inc.
STATEMENTS OF CASH FLOWS
As of December 31, 2020 & 2019

	January 1, to December 31, 2020	January 1, to December 31, 2019
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net Income	($18,380)	($38,110)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
Loan Payable	0	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	(18,380)	(38,110)
CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES		
Contributed Capital	18,440	33,453
NET CASH PROVIDED BY (USED IN) INVESTING AND OTHER LONG-TERM ACTIVITIES	18,440	33,453
NET INCREASE (DECREASE) IN CASH AND MONEY MARKET ACCOUNT	60	0
CASH AND MONEY MARKET ACCOUNT		
At Beginning of Period		
AT END OF PERIOD	$60	$0

Pranos Inc.
Trial Balance
As of December 31, 2020

			Debit	Credit		
Cash and Money Market Account	10000	**Bank of America - 9187**	0.00		-	Cash and Money Market Account
Cash and Money Market Account	10001	**Pranos Checking 5710**	60.00		60.00	Cash and Money Market Account
Cash and Money Market Account	10002	**Wells Fargo**	0.00		-	Cash and Money Market Account
Loan Payable	20000	**Loan Payable - Shareholder**		4,657.20	4,657.20	Loan Payable
Common Stock	30000	**Common Stock**		53,632.38	53,632.38	Common Stock
Retained Earnings	31000	**Retained Earnings**	39,849.13		39,849.13	Retained Earnings
Revenue	40000	**Income**		2,321.78	2,321.78	Revenue
Advertising & Marketing	50000	**Advertising & Marketing**	1,025.00		1,025.00	Advertising & Marketing
Bank Fees	50001	**Bank Charges & Fees**	17.52		17.52	Bank Fees
Travel & Entertainment	50002	**Car & Truck**	5,202.67		5,202.67	Travel & Entertainment
Travel & Entertainment	50003	**Gas**	1,748.71		1,748.71	Travel & Entertainment
Insurance	50004	**Insurance**	871.75		871.75	Insurance
Legal & Professional Expenses	50005	**Legal & Professional Services**	4,230.22		4,230.22	Legal & Professional Expenses
Travel & Entertainment	50006	**Meals & Entertainment**	679.80		679.80	Travel & Entertainment
Office Supplies	50007	**Office Supplies & Software**	2,339.06		2,339.06	Office Supplies
Office Supplies	50008	**Other Business Expenses**	689.31		689.31	Office Supplies
Utilities	50009	**Telephone**	994.63		994.63	Utilities
Travel & Entertainment	50010	**Transportation**	340.82		340.82	Travel & Entertainment
Travel & Entertainment	50011	**Travel**	86.44		86.44	Travel & Entertainment
Office Supplies	50012	**Uncategorized Expense**	306.00		306.00	Office Supplies
Software & Licenses	50013	**Web Hosting**	363.81		363.81	Software & Licenses
Office Supplies	50014	**Withdrawal**	1,806.49		1,806.49	Office Supplies
		TOTAL	**$ 60,611.36**	**$ 60,611.36**	121,222.72	

(0.00)

Pranos Inc.
Trial Balance
As of December 31, 2019

			Debit	Credit		
Cash and Money Market Account	10000	**Bank of America - 9187**			-	Cash and Money Market Account
Cash and Money Market Account	10001	**Pranos Checking 5710**			-	Cash and Money Market Account
Cash and Money Market Account	10002	**Wells Fargo**	0.00		-	Cash and Money Market Account
Loan Payable	20000	**Loan Payable - Shareholder**		4,657.20	4,657.20	Loan Payable
Common Stock	30000	**Common Stock**		35,191.93	35,191.93	Common Stock
Retained Earnings	31000	**Retained Earnings**	1,738.77		1,738.77	Retained Earnings
Revenue	40000	**Income**			-	Revenue
Advertising & Marketing	50000	**Advertising & Marketing**	983.45		983.45	Advertising & Marketing
Bank Fees	50001	**Bank Charges & Fees**	170.00		170.00	Bank Fees
Travel & Entertainment	50002	**Car & Truck**	8,919.80		8,919.80	Travel & Entertainment
Travel & Entertainment	50003	**Gas**	4,325.24		4,325.24	Travel & Entertainment
Insurance	50004	**Insurance**	1,046.62		1,046.62	Insurance
Legal & Professional Expenses	50005	**Legal & Professional Services**	699.15		699.15	Legal & Professional Expenses
Travel & Entertainment	50006	**Meals & Entertainment**	1,925.86		1,925.86	Travel & Entertainment
Office Supplies	50007	**Office Supplies & Software**	2,204.88		2,204.88	Office Supplies
Office Supplies	50008	**Other Business Expenses**	2,645.40		2,645.40	Office Supplies
Utilities	50009	**Telephone**	2,108.10		2,108.10	Utilities
Travel & Entertainment	50010	**Transportation**	470.49		470.49	Travel & Entertainment
Travel & Entertainment	50011	**Travel**	3,423.35		3,423.35	Travel & Entertainment
Office Supplies	50012	**Uncategorized Expense**			-	Office Supplies
Software & Licenses	50013	**Web Hosting**	261.62		261.62	Software & Licenses
Office Supplies	50014	**Withdrawal**	8,926.40		8,926.40	Office Supplies
		TOTAL	**$ 39,849.13**	**$ 39,849.13**	79,698.26	
				0.00		

Pranos Inc.

FINANCIAL STATEMENT FOOTNOTES

For January 1, 2020 to December 31, 2020

2020 Financial Footnotes

Revenue - The company is currently pre-revenue and in development of its first consumer viable product

Financing - The company has received $58,230 for Research and Development as well as general operating activity's by the founder and CEO David Valverde Vargas since inception to date that has been the only capital provided to Pranos Inc.

Equity - The company has 10 million shares of common stock authorized. 8,229,000 shares have been issued/outstanding. As seen on the cap table 2,102,045 of those issued shares are on 4 year vesting schedules. Every team member is under a comprehensive NDA and IP assignment agreement.

Compensation - Cofounders - Contractors and other team members have only been compensated with restricted stock agreements and on a 4 year vesting schedules. Since the company is still in the start up phase and is pre-revenue and pre-financing, there are no salaries to be accounted for. The Founder and CEO (David Valverde Vargas) has his stock fully vested and has also not received any cash compensation to date.

Patents - Pranos Inc has filed a provisional patent application to the USPTO and an International PCT application with the Korean Intellectual Property Office designed as the international search authority.

Commitments & Contingencies - The Company is not currently involved with and does not know of any pending or threating litigation against the Company or it's members.

Pranos Inc.
Common Stock Vesting Schedule
As of January 1, 2020 to December 31, 2020

12/31/2020 Pranos Inc. Shareholder Vesting Schedule					
Shareholder	**Vesting Start Date**	**Vesting End Date**	**Shares Issued**	**Vested Shares**	**Unvested Shares**
Valverde	N/A	N/A	6,000,000	6,000,000	-
Alison	5/1/19	4/30/23	1,157,727	483,707.86	674,019
Stanislaus	9/29/20	9/28/24	637,500	40,607.88	596,892
Brock	9/1/19	3/1/21	178,977	70,844.80	108,132
Pool	N/A	N/A	254,796	254,796	-
Total Authorized Shares			**8,229,000**	**6,849,957**	**1,379,043**

12/31/2020 Pranos Inc. Shares Summary			
Date	**Authorized**	**Outstanding**	**Authorized & Outstanding**
1/1/20	8,229,000	1,771,000	10,000,000
2020 Shares Issued	637,500	-	637,500